UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Share Purchase Agreement

On June 17, 2026, Universe Pharmaceuticals INC, an exempted company formed in the Cayman Islands (the “Company”), entered into a Share Purchase Agreement (the “SPA”) with Ms. Lu Shanshan (“Ms. Lu”), pursuant to which the Company agreed to acquire 100% of the issued shares (the “Target Shares”) of Best Praise International Limited (the “Target”). The Target holds five patents in the People’s Republic of China relating to pharmaceutical compounds and drug delivery technologies in the areas of age-related diseases, neurodegenerative conditions, cognitive disorders, and cardiovascular-related pharmaceutical applications. The Board of Directors noted that these patents represent early-stage pharmaceutical intellectual property assets, which may provide the Company with opportunities to pursue research and development projects, co-development efforts, licensing arrangements, or other commercialization opportunities in areas that complement the Company's existing pharmaceutical business. The acquisition consideration was determined by reference to an independent valuation report prepared by King Kee Appraisal and Advisory Limited. The execution of the SPA and the transactions contemplated thereby were ratified and approved by the Board of Directors of the Company on June 24, 2026.

Pursuant to the SPA, the consideration for the Target Shares is US$10,751,000, payable entirely through the issuance of 4,376,552 of the Company’s Class A ordinary shares (the “Consideration Shares”) to Ms. Lu or her designated recipients, subject to the terms and conditions set forth in the SPA. The Consideration Shares will be issued as restricted securities under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold, transferred, pledged or otherwise disposed of unless registered under the Securities Act or pursuant to an applicable exemption from such registration.

The closing of the acquisition is subject to customary conditions precedent, including, among others: (i) completion of the Company’s internal approvals, board and (if applicable) shareholder approvals; (ii) completion of applicable SEC and Nasdaq compliance procedures relating to the issuance of the Consideration Shares; (iii) receipt by the Company of a legal opinion from its PRC counsel confirming the validity and ownership of the Target’s patents; (iv) receipt of the final valuation report from King Kee Appraisal and Advisory Limited; (v) the accuracy and completeness of Ms. Lu’s representations and warranties as of the closing date; and (vi) confirmation that the transaction will not result in a change of control of the Company. If the conditions precedent are not satisfied (or waived by the Company) by the date that is 120 days after the execution of the SPA (or such later date as the parties may agree in writing), either party may terminate the SPA by written notice without liability, provided that the party whose breach caused the failure may not exercise such termination right. The Company may also unilaterally terminate the SPA upon the occurrence of certain events, including a material breach of the SPA by Ms. Lu that remains uncured for 15 days after written notice, any material inaccuracy in Ms. Lu’s representations or warranties, or a material adverse change in the Target’s business, assets, financial condition or prospects.

The SPA also includes certain resale registration provisions with respect to the Consideration Shares, subject to applicable securities laws, SEC rules, Nasdaq rules and the terms set forth in the SPA.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the expected completion of the acquisition and the satisfaction of closing conditions. Forward-looking statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including the risk that the conditions to closing may not be satisfied, that regulatory approvals may not be obtained, that the anticipated benefits of the acquisition may not be realized, and other risks described in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

A copy of the SPA is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA.

In connection with the entry into the SPA, the Company issued a press release, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit
10.1	English Translation of the Share Purchase Agreement by and between Universe Pharmaceuticals INC and Lu Shanshan, dated June 17, 2026
99.1	Press Release -- Universe Pharmaceuticals INC Announces Strategic Acquisition to Expand Pharmaceutical Patent Portfolio

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: June 26, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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